Exhibit 99.1

Electra Provides Notice of Q3 2022 Results Conference Call and 2022 Annual Meeting of Shareholders

TORONTO--(BUSINESS WIRE)--October 21, 2022--Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra”) will release its third quarter 2022 financial results after market close on November 9, 2022. Senior management will host a conference call and webcast on November 10, 2022 at 9:00 am ET to review Electra’s third quarter performance and discuss its near-term outlook.

Dial-in and Webcast Details:

- North American dial-in number: 1-800-319-4610
- International dial-in number: 1-604-638-5340
- Webcast and slide presentation: https://ElectraBMC.com/category/events/

Annual General and Special Meeting of Shareholders

Electra will hold its in-person Annual General and Special Meeting of Shareholders (“AGM” or the “Meeting”) on Thursday November 10, 2022 at the Sheraton Centre, York Room located at 123 Queen Street West, Toronto, ON M5H 2M9. The meeting is scheduled to begin at 11:00 am (Eastern Standard Time).

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently commissioning North America’s only cobalt sulfate refinery, Electra is executing a multipronged strategy focused on onshoring the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information visit www.ElectraBMC.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

Joe Racanelli
Vice President, Investor Relations
info@ElectraBMC.com
1.416.900.3891